

10030458


SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2010
WASH, D.C.
189
SECTION

TEDSTATES
EXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66744

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellington West Capital Markets (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 King Street West, Suite 700
(No. and Street)

Toronto	Ontario	M5H 1J8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas K. Wu 416-640-4889
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

333 Bay Street, Suite 4600	Toronto	Ontario	M5H 1J8
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas K. Wu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington West Capital Markets (USA) Inc., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President & CFO

Title



08/25/10

Notary Public Jamie Firsten

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Wellington West Capital Markets (USA) Inc.:

We have audited the accompanying statement of financial condition of Wellington West Capital Markets (USA) Inc. as of June 30, 2010, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended June 30, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wellington West Capital Markets (USA) Inc. as of June 30, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
August 13, 2010

WELLINGTON WEST CAPITAL MARKETS (USA) INC.

Statement of Financial Condition
(Expressed in U.S. dollars)

As of June 30, 2010

Assets

Cash	$ 1,104,619
Receivable from clearing broker	121,601
Receivable from clients (note 3)	162,733
Prepaid expenses and deposits	14,403
Due from affiliate (note 4)	18,765
Other receivables	89,003
	$ 1,511,124

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 235,489
Payable to clearing broker (note 3)	162,733
Due to affiliate (note 4)	102,683
Current taxes payable	18,800
	519,705
Subordinated loan payable (note 5)	500,000
Stockholder's equity:	
Common stock (note 6)	250,001
Contributed surplus	250,000
Deficit	(8,582)
	491,419
	$ 1,511,124

See accompanying notes to financial statements.

On behalf of the Board:

_______________________ Director

_______________________ Director

WELLINGTON WEST CAPITAL MARKETS (USA) INC.

Statement of Income
(Expressed in U.S. dollars)

Year ended June 30, 2010

Revenue:	
Commissions	$ 1,447,714
Foreign exchange gain	18,735
	1,466,449
Expenses:	
Compensation	640,818
Overhead charged (note 3)	433,932
Professional fees	58,648
Occupancy charged (note 3)	26,639
Regulatory fees	28,027
Clearing and settlement	38,993
Interest and bank charges	37,846
General, office and other	17,340
	1,282,243
Income before income taxes	184,206
Income taxes (note 7)	74,153
Net income	$ 110,053

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended June 30, 2010

	Common stock	Contributed surplus	Retained earnings (deficit)	Total
Stockholder's equity, beginning of year	$ 250,001	$ 250,000	$ (118,635)	$ 381,366
Net income	–	–	110,053	110,053
Stockholder's equity, end of year	$ 250,001	$ 250,000	$ (8,582)	$ 491,419

See accompanying notes to financial statements.

WELLINGTON WEST CAPITAL MARKETS (USA) INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(Expressed in U.S. dollars)

Year ended June 30, 2010

Subordinated loan, beginning of year	$ 500,000
Additions	–
Pay downs	–
Subordinated loan, end of year	$ 500,000

See accompanying notes to financial statements.

WELLINGTON WEST CAPITAL MARKETS (USA) INC.

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended June 30, 2010

Cash flows from operating activities:	
Net income	$ 110,053
Adjustment to reconcile loss for the year to net cash used in operating activities:	
Decrease (increase) in operating assets:	
Receivable from clearing broker	(51,188)
Receivable from clients	857,243
Prepaid expenses and deposits	2,520
Due from affiliate	45,448
Current taxes receivable	14,122
Deferred income taxes	55,628
Other receivables	(89,003)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	100,735
Payable to clearing broker	(857,243)
Due to affiliate	1,647
Income taxes payable	18,800
Increase in cash	208,762
Cash, beginning of year	895,857
Cash, end of year	$ 1,104,619
Supplemental cash flow information:	
Interest paid	$ 15,000
Income taxes paid	–

See accompanying notes to financial statements.

Wellington West Capital Markets (USA) Inc. (the "Company") was incorporated on July 23, 2004 under the laws of the Province of Ontario, Canada. The Company is a wholly owned subsidiary of Wellington West Holdings Inc. (the "Parent"). The Parent also wholly owns Wellington West Capital Markets Inc. ("WWCM"), a registered securities dealer in Canada, regulated by the Investment Industry Regulatory Organization of Canada, a participating institution of the Canadian Investor Protection Fund and a participating organization of The Toronto Stock Exchange and of The TSX Venture Exchange.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA granted membership status to the Company on July 13, 2005. The Company is subject to regulation by FINRA and is clearing and settling transactions on a Delivery Versus Payment/Receive Versus Payment basis. The Company utilizes the services of National Bank Correspondent Network ("clearing broker") through its Operating Agreement, dated September 9, 2004, with WWCM, to perform certain securities trading, clearing and record-keeping activities as its agent in various securities markets. Accordingly, the Company does not hold customer funds or safe-keep customer securities pursuant to Securities and Exchange Commission ("SEC") rule 15c3-3(k)(2)(i).

1. Significant accounting policies:

The significant accounting policies are as follows:

(a) Basis of presentation:

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America.

(b) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

(c) Securities transactions:

Securities transactions are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis. Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

1. Significant accounting policies (continued):

(d) Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at year-end exchange rates, and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at average rates of exchange in effect during the year. Realized and unrealized foreign exchange gains and losses are recorded in the statement of income in the year in which they occur.

(e) Income taxes:

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred income tax assets and liabilities represent the amount of tax applicable to differences between the carrying amounts of assets or liabilities and their value for tax purposes. These deferred tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which differences are expected to be recovered or settled. Changes in deferred income taxes related to changes in tax rates are recognized in income in the year in which the changes are enacted.

(f) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Financial instruments:

(a) Concentration of credit risk:

All of the clearing and depository operations for the Company are performed through the clearing broker by WWCM, pursuant to the Operating Agreement dated September 9, 2004. WWCM reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.

(b) Fair values of financial instruments:

The fair values of financial instruments, other than subordinated loan payable (note 5), approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

3. Receivable from/payable to clients:

From time to time, the Company has receivables from or payables to clients relating to securities transactions that have not been delivered. These amounts are reflected on the statement of financial condition with a corresponding receivable from or payable to the clearing broker.

4. Related party transactions and balances:

Transactions with affiliate:

In accordance with an Operating Agreement dated September 9, 2004 and amended on February 1, 2006 and October 1, 2006, WWCM provides through its carrying broker certain securities trading, clearing and record-keeping activities as agent for and on behalf of the Company. Under this Operating Agreement, direct costs are charged to the Company based on an execution charge per transaction and indirect costs are charged based on an estimate of the time spent by all employees of WWCM in servicing the Company and a portion of the total expenses for indirect compensation and office overhead. During the year, WWCM charged the Company $460,571 for office overhead and occupancy charges.

(Expressed in U.S. dollars)

4. Related party transactions and balances (continued):

WWCM also pays certain invoices on behalf of the Company. These amounts paid are charged through the intercompany accounts at the actual amounts paid.

The Company has $102,683 due to WWCM at June 30, 2010. This amount is unpaid with respect to the direct and indirect costs charged to the Company by WWCM under the Operating Agreement noted above. The Company also has $18,765 due from the Parent with respect to certain expenses paid on behalf of the Parent.

On October 1, 2006, the Company also entered into a management agreement with WWCM to provide executive management services. During the year, WWCM charged nil for this service.

A substantial portion of the Company's expenses is from related parties. The Company's reported financial results may differ substantially if the Company had operated on a stand-alone basis.

5. Subordinated loan:

The subordinated loan has been subordinated to the claims of the general creditors of the Company and has been issued pursuant to the standard uniform subordinated agreement in the form required by FINRA. The subordinated borrowing is available in computing net capital. To the extent that such borrowing is required for the Company's continued compliance with net capital requirements, it may not be repaid without the prior approval of FINRA.

Outstanding, beginning and end of year	$ 500,000

The subordinated loan was issued by WWCM, pays interest at 3% and matures on June 30, 2013 subject to regulatory approval of FINRA.

6. Common stock:

Authorized:	
Unlimited common shares	
Issued and outstanding:	
250,001 common shares	$ 250,001

(Expressed in U.S. dollars)

7. Income taxes:

For Canadian tax purposes, the Company files a stand-alone tax return.

The income taxes payable consist of current taxes payable of $18,800.

The components for tax expense are as follows:

Current income tax expense	$ 18,800
Deferred income tax expense	55,353
	$ 74,153

The expected income tax expense on income is computed at the Canadian statutory income tax rate of 32.5%.

The Company has used its remaining tax loss carryforwards of $127,000 during the year.

8. Net capital requirements:

The Company is subject to the SEC's Uniform Net Capital rule ("rule 15c3-1"). The Company's method of computing net capital is the basic method and under rule 15c3-1, the Company is required to maintain minimum net capital of $100,000. At June 30, 2010, the Company had net capital of $700,694, which was $600,694 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was approximately 0.74 to 1.00.

9. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to year end, June 30, 2010 and through to August 25, 2010, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

WELLINGTON WEST CAPITAL MARKETS (USA) INC.

Schedule 1 - Computation of Net Capital Pursuant to rule 15c3-1 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended June 30, 2010

Total stockholder's equity from statement of financial condition	$ 491,419
Add: subordinated loan	500,000
	991,419
Less:	
Receivable from clearing broker	121,601
Prepaid expenses and deposits	14,403
Due from affiliate	18,765
Other receivables	89,003
Haircut on foreign currency	10,648
Haircut on fidelity bond deductible	36,305
	290,725
Net capital	$ 700,694
Basic net capital requirement:	
Greater of:	
(i) Minimum net capital required, based on aggregate indebtedness	$ 34,647
(ii) Minimum net capital	100,000
Net capital requirement	$ 100,000
Excess net capital	$ 600,694
Aggregate indebtedness	$ 519,705
Ratio of aggregate indebtedness to net capital	0.74

The above computation does not differ materially from the computation of net capital under Rule 15c-1 as of June 30, 2010, re-filed by the Company on form X-17A-5 on August 18, 2010.

Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to rule 15c3-3 of the Securities and Exchange Commission

Year ended June 30, 2010

The Company is exempt under subsection k(2)(i) of SEC rule 15c3-3.



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors of Wellington West Capital Markets (USA) Inc.:

In planning and performing our audit of the financial statements of Wellington West Capital Markets (USA) Inc. (the "Company"), as of and for the year ended June 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected in a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

August 13, 2010